FinServ Acquisition Corp.

c/o Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas

New York, NY 10105

May 14, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Eric Envall
David Lin
Blaise Rhodes
Lyn Shenk

Re:	FinServ Acquisition Corp.
Registration Statement on Form S-4, as amended
File No. 333-252558

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, FinServ Acquisition Corp. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 5:00 p.m., Eastern Time, on May 14, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Brooks Antweil, of Kirkland & Ellis LLP, special counsel to the Company, at (713) 836-3388, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,
/s/ Lee Einbinder
Lee Einbinder
Chief Executive Officer